FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

The Westaim Corporation
(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010 Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)

(780) 992-5231
(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

The following documents are included in this Form 6-K and are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532):

1.	The Registrant’s Canadian GAAP Financial Statements; and

2.	Management’s Discussion & Analysis.

SIGNATURES
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: March 3, 2005	By:	/s/ Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary

February 10, 2005

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgements when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Director who approve the consolidated financial statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

/s/ Barry M. Heck	/s/ G.A. (Drew) Fitch

Barry M. Heck	G.A. (Drew) Fitch
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Auditors’ Report

To the Shareholders of
The Westaim Corporation

We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2004 and 2003, and the consolidated statements of loss, deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flow for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta

February 4, 2005	Chartered Accountants
(except for Note 19(b), which is as of February 11, 2005)

THE WESTAIM CORPORATION
Consolidated Balance Sheets

	December 31	December 31
	2004	2003
(thousands of dollars)		(Restated - note 2n)

ASSETS

Current Cash and cash equivalents	$89,139	$44,694
Short-term investments	12,000	23,443
Accounts receivable	6,712	4,960
Inventories (note 4)	3,605	2,610
Future income taxes (note 7)	—	1,032
Other	538	659
Current assets available for sale (note 3)	—	30,369

	111,994	107,767

Other receivable (note 3)	1,800	—
Capital assets (note 5)	46,776	28,783
Capital assets available for sale (note 3)	5,500	5,500
Intangible assets (note 6)	5,693	2,356
Investments	500	500

	$172,263	$144,906

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$12,963	$10,015
Accounts payable and accrued liabilities available for sale (note 3)	—	3,509

	12,963	13,524

Long-term debt (note 8)	4,795	—
Provision for site restoration (note 9)	6,708	7,564

	24,466	21,088

Commitments and contingencies (note 15)

Shareholders’ equity
Capital stock (note 10)	421,233	373,230
Contributed surplus (note 10)	3,125	1,972
Deficit	(276,561)	(251,384)

	147,797	123,818

	$172,263	$144,906

Approved on behalf of the Board:

/s/ Ian W. Delaney	/s/ Frank W. King

Ian W. Delaney	Frank W. King
Director	Director

THE WESTAIM CORPORATION
Consolidated Statements of Loss and Deficit

	Year Ended	Year Ended
	December 31	December 31
	2004	2003
(thousands of dollars except per share data)		(Restated - note 2n)

Revenue	$32,241	$17,285
Costs
Manufacturing	8,679	5,948
Selling, general and administrative	5,342	3,817
Research and development (note 11)	35,489	25,871
Depreciation and amortization	5,722	5,001

Divisional loss	(22,991)	(23,352)

Corporate costs	(7,396)	(9,550)
Interest and foreign exchange	1,799	653
Loss on disposal of assets	(22)	(723)

Loss from continuing operations before income taxes	(28,610)	(32,972)
Income tax expense (note 7)
Current	(121)	(130)
Future	—	(4,698)

	(121)	(4,828)

Loss from continuing operations	(28,731)	(37,800)
Income from discontinued operations net of income taxes (note 3)	3,554	2,360

Net loss	$(25,177)	$(35,440)

Loss per common share (note 17)
Continuing operations — basic and diluted	$(0.34)	$(0.48)
Net loss — basic and diluted	(0.30)	(0.45)

Weighted average number of common shares outstanding (thousands)	84,094	78,045

Deficit at beginning of year	$(251,384)	$(215,317)
Change in accounting policy (note 2n)	—	(627)

Deficit at the beginning of year restated	(251,384)	(215,944)
Net loss	(25,177)	(35,440)

Deficit at end of year	$(276,561)	$(251,384)

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements

	Year Ended	Year Ended
	December 31	December 31
	2004	2003
(thousands of dollars)		(Restated - note 2n)

Operating Activities
Loss from continuing operations	$(28,731)	$(37,800)
Items not affecting cash
Depreciation and amortization	5,722	5,001
Future income taxes	—	4,698
Loss on disposal of assets	22	723
Provision for site restoration	327	—
Deferred licensing revenue	—	(565)
Stock compensation expense	1,210	942

Cash used in continuing operations before non-cash working capital changes	(21,450)	(27,001)
Changes in continuing operations non-cash working capital
Accounts receivable	(756)	225
Inventories	(1,017)	(446)
Other	121	136
Accounts payable and accrued liabilities	2,829	2,574
Site restoration expenditures net of recoveries	(1,183)	(185)

Cash used in continuing operations	(21,456)	(24,697)
Cash (used in) provided from discontinued operations	(1,785)	3,209

Total cash used in operating activities	(23,241)	(21,488)

Investing activities
Capital expenditures — continuing operations	(23,432)	(10,383)
Capital expenditures — discontinued operations	—	(1,745)
Redemption and sale of short-term investments	149,151	53,332
Purchase of short-term investments	(137,708)	(51,525)
Intangible assets — continuing operations	(3,686)	(725)
Intangible assets — discontinued operations	—	(234)
Proceeds on sale of assets	61	1,308
Proceeds on sale of discontinued operations (note 3)	30,559	—

Cash provided from (used in) investing activities	14,945	(9,972)

Financing activities
Proceeds from long-term debt (note 8)	4,795	—
Issuance of common shares (note 10)	47,946	102

Cash provided from financing activities	52,741	102

Net increase (decrease) in cash and cash equivalents	44,445	(31,358)
Cash and cash equivalents at beginning of year	44,694	76,052

Cash and cash equivalents at end of year	$89,139	$44,694

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

1	BASIS OF PRESENTATION

The Westaim Corporation (the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporation Act (Alberta).

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, iFire Technology Inc. (“iFire”), and Nucryst Pharmaceuticals Corp. (“Nucryst”). In 2004, iFire repurchased the 2.5% common share interest held by a minority shareholder for nominal consideration.

All amounts are expressed in thousands of Canadian dollars except share and per share data.

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Principles of consolidation

The financial statements of entities which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled, but over which the Company has the ability to exercise significant influence, are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method. All intercompany balances and transactions have been appropriately eliminated.

The Company will adopt the Canadian Institute of Chartered Accountants (“CICA”) guideline on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company will be required to consolidate VIEs if the investments in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a formula determined by the standard-setters. The Company does not believe that the implementation of this guideline will have an impact on its consolidated statement of operations or consolidated financial position.

b)	Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, provision for discontinued operations, future income taxes, and useful lives of capital assets. Actual results could differ from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from the translation adjustments are included in income. Foreign exchange losses included in discontinued operations and interest and foreign exchange in 2004 amounted to $563 (2003 — $1,867).

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

d)	Revenue recognition

Revenue is generally recognized when the product has been delivered. Specific revenue recognition policies for each of the Company’s operating segments are as follows:

Nucryst Pharmaceuticals — Revenue from direct sales to third parties is recognized upon delivery. For products manufactured under license, revenue is recorded at the date of shipment at actual cost plus an agreed markup. In addition, a royalty is earned based on a percentage of sales revenue earned by the licensee on sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred.

iFire Technology — The Company recognizes revenue from licensing fees over the term that services are being rendered. Royalties are recognized when earned in accordance with the terms of the specific agreement. As at December 31, 2004, iFire was not party to any licensing fee or royalty agreements.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2004, the Company held short-term investments recorded at a cost of $12,000 (2003 — $23,443) which reflects current market values.

g)	Inventory valuation

Finished product, raw materials, materials in process, and spare parts and operating materials are valued at the lower of average cost and net realizable value.

h)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with GAAP once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, Management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2004 and 2003, no development costs have been capitalized.

i)	Government assistance

Government assistance towards research and development expenditures related to capital assets used for research and development is credited against the cost of the related capital asset and all other assistance is credited against the related expenses as incurred.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

j)	Capital assets

i)	Land, Buildings, Machinery and Equipment — Land, buildings, machinery and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets which do not exceed 20 years for buildings and 10 years for machinery and equipment.

ii)	Carrying Value — The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

k)	Site restoration costs

Effective January 1, 2004, the Company adopted Section 3110, “Asset Retirement Obligations”, of the CICA Handbook which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.

The total estimated costs of site restoration relating to these assets have been accrued. Site restoration costs have been estimated as at December 31, 2004, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

l)	Derivative financial instruments

Derivative financial instruments may be utilized by the Company in the management of commodity price and foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

The Company has, in previous years, entered into hedges of its commodity price exposure on nickel raw material inventory and anticipated future sales by entering into nickel forward contracts when deemed appropriate. Gains and losses on nickel forward contracts used to hedge nickel raw material inventory and anticipated future sales in respect of the discontinued Ambeon business segment (“Ambeon”) were accrued in inventory and included in assets available for sale on the consolidated balance sheet as at December 31, 2003.

The Company may enter into forward agreements in order to reduce the impact of fluctuating interest rates on its short-term investments and fluctuating foreign currency exchange rates on anticipated future cash flows. These forward agreements are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which payments are based. These instruments are recorded at the lower of cost or market.

m)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

n)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans, which are described in Note 10. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the quoted market price exceeds the exercise price at each measurement date. Any obligations related to increases in the value of Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”), and Stock Appreciation Rights (“SARs”) are accrued when the change in value occurs, with an offset to the income statement. Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. These new rules apply to options issued on or after January 1, 2002. The Company has elected to apply the provisions retroactively with restatement of prior years. As a result, as at January 1, 2003, the cumulative compensation cost of options issued in 2002, amounting to $627, has been charged to deficit with a corresponding increase to contributed surplus. The 2003 consolidated statement of loss has been restated with selling, general and administrative expenses, research and development costs, and corporate costs, increasing a total of $942, with an offsetting increase to contributed surplus. This resulted in an increase in the loss per common share from continuing operations and net loss of $0.01.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

o)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

p)	Employee future benefits

All employee future benefits are accounted for on an accrued basis. In 2003, the Company wound up its defined benefit pension plan (Note 13).

q)	Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA 3475 “Disposal of Long-lived Assets and Discontinued Operations”. Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

Prior to January 1, 2003, the results of discontinued operations were reported separately with disclosure of the results of operations prior to the measurement date (date the plan to discontinue operations was formally approved) and the net gain or loss from discontinued operations. The net gain or loss from discontinued operations included both actual or estimated gain or loss on disposal, and the actual or estimated results from operations, if any, between the measurement date and the disposal date.

r)	Intangible assets

Patents are amortized on a straight-line basis over 10 years. The Company periodically assesses the carrying value of patents. Where there has been an impairment in the carrying value, patents are written off during the year. Any material decline in fair value from carrying value is charged to expense in the period that impairment has been determined. Indefinite life intangible assets are valued at cost. On a regular basis, the Company reviews the carrying value of these assets for impairment.

As at December 31, 2004 and 2003, the Company had no indefinite life intangible assets.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

3	DISCONTINUED OPERATIONS

a)	Ambeon

On January 29, 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary, Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 is held in escrow. Of this amount held in escrow, $1,000 is included in accounts receivable which was received in the first quarter of 2005 and $1,800 is recorded as a long-term other receivable. The remaining escrow balance is in respect of general representations and warranties relating to the sale transaction and will be released as conditions are met in 2005 and 2006. For purposes of the cash flow statement, the receipt of these escrow funds in future years will be accounted for as proceeds from the sale of discontinued operations. The net gain on the sale of Ambeon of $5,436 is net of future income tax expense of $1,032. The results of Ambeon’s operations in 2003 were accounted for on a discontinued basis and the related assets were classified as available for sale at December 31, 2003.

In accordance with CICA 3475, the Company determined that the net proceeds would exceed the net book value of the Ambeon business segment as at December 31, 2003 and no adjustment to the carrying value of Ambeon was required. The gain on the sale of Ambeon was reported in the first quarter of 2004 and any costs incurred in subsequent periods related to discontinued operations are reported in the period in which they occur.

The prior year’s operating results, cash flows and balance sheets for this business segment are presented separately as discontinued operations in these consolidated financial statements.

Amounts included in the consolidated balance sheets relating to Ambeon discontinued operations are as follows:

	December 31, 2004	December 31, 2003

Cash	$—	$411
Accounts receivable	—	5,438
Inventories	—	10,812
Other assets	—	1
Deferred charges	—	625
Capital assets available for sale	—	13,082

Current assets available for sale	$—	$30,369

Accounts payable and accrued liabilities available for sale	$—	$(3,509)

Accounts payable and accrued liabilities	$(452)	$—

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

3	DISCONTINUED OPERATIONS (continued)

Results from Ambeon discontinued operations:

	Year Ended
Revenues	December 31, 2004	December 31, 2003

Ambeon business segment	$—	$30,114

	Year Ended
Income (expense)	December 31, 2004	December 31, 2003

Ambeon business segment income from operations net of income taxes	$—	3,003
Gain on sale of Ambeon	5,436	—
Costs related to disposition	(1,882)	(643)

Net income from discontinued operations	$3,554	$2,360

Net income from discontinued operations is after deduction of depreciation and amortization of $Nil for the year ended December 31, 2004 (2003 — $1,738). Current income tax expense included in net income from discontinued operations for the year ended December 31, 2004 amounted to $Nil (2003 — $27).

Net income per common share from discontinued operations was $0.04 for the year ended December 31, 2004 (2003 — $0.03).

b)	Coinage Division and Ethylene Coatings Business

In 2002, the Board of Directors of the Company approved the closing of the Coinage Division and the shutdown of the Ethylene Coatings business. Accordingly, the results from operations of these businesses and all anticipated losses of these businesses were recorded in 2002.

Amounts included in the consolidated balance sheets relating to the Coinage Division and Ethylene Coatings business discontinued operations are as follows:

	December 31, 2004	December 31, 2003

Accounts receivable	$—	$4
Accounts payable and accrued liabilities	(767)	(1,281)

Net working capital	$(767)	$(1,277)

Long-term capital assets available for sale	$5,500	$5,500

The Company is actively marketing the land and buildings which make up the long-term assets available for sale and has determined through independent appraisals that their fair market values exceed their carrying values.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

4	INVENTORIES

	December 31, 2004	December 31, 2003

Raw materials	$2,378	$1,222
Materials in process	923	709
Finished product	154	612
Spare parts and operating materials	150	67

	$3,605	$2,610

5	CAPITAL ASSETS

		Accumulated	Net
December 31, 2004	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	13,607	7,910	5,697
Machinery and equipment	36,673	18,776	17,897
Construction in progress	22,093	—	22,093
Other	2,086	1,502	584

	$74,964	$28,188	$46,776

		Accumulated	Net
December 31, 2003	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	12,535	7,253	5,282
Machinery and equipment	28,199	15,109	13,090
Construction in progress	9,124	—	9,124
Other	1,973	1,191	782

	$52,336	$23,553	$28,783

In the third quarter of 2004, the Company commenced two major capital projects. iFire is constructing a pilot manufacturing plant at its Toronto location for flat panel displays and Nucryst began an expansion of its wound care production facility in Fort Saskatchewan, Alberta. As a result, at December 31, 2004, capital assets include construction in progress in the amount of $22,093 (2003 — $9,124) that is not currently subject to depreciation. Depreciation on capital assets for the year ended December 31, 2004 was $5,260 (2003 — $4,638).

6	INTANGIBLE ASSETS

	December 31, 2004	December 31, 2003

Patents	$7,591	$3,859
Less accumulated amortization	(1,898)	(1,503)

	$5,693	$2,356

Amortization of intangible assets was $462 for the year ended December 31, 2004 (2003 — $363).

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

7	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of loss.

	Year Ended
	December 31, 2004	December 31, 2003

Loss from continuing operations before income taxes	$(28,610)	$(32,972)
Statutory income tax rate	33.87%	36.74%

Expected income tax recovery	(9,690)	(12,114)
Losses and temporary differences — valuation allowance	9,690	16,812
Large corporations and capital taxes	121	130

Income tax expense	$121	$4,828

Classified as:
Current	$121	$130
Future	—	4,698

Income tax expense	$121	$4,828

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The net future income tax asset is comprised of:

	December 31, 2004	December 31, 2003

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$107,585	$82,012
Provisions and reserves	3,174	3,622
Capital, intangible and other assets	5,223	13,890
Less valuation allowance	(110,537)	(95,257)

	5,445	4,267

Future income tax liabilities:
Capital, intangible and other assets	(5,263)	(3,053)
Other	(182)	(182)

	(5,445)	(3,235)

Future income tax assets, net	$—	$1,032

Classified as:
Current asset	$—	$1,032

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

7	INCOME TAXES (continued)

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.

The Company has non-capital losses for income tax purposes of approximately $215,303 (2003 — $192,764) that can be used to offset income in future periods. These losses, net of valuation allowance, have not been recognized in these consolidated financial statements and expire at various times to the end of 2024, with $97,880 expiring by 2011. The Company also has capital losses of approximately $27,939 (2003 — $5,865) as well as research and development tax credits of approximately $38,837 (2003 — $29,419) which will expire at various times to the end of 2014. Following the transactions completed subsequent to year end (see Note 19), the Company’s non-capital losses, capital losses, and research and development tax credits have been reduced to $165,810, $6,424 and $38,240 respectively. Cash taxes relating to continuing operations paid during the year amounted to $141 (2003 — $155).

8	LONG-TERM DEBT

On January 30, 2004, iFire entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP is partially financing certain new equipment being used to upgrade iFire’s Toronto facility. The loan is being drawn down in 2004 and 2005, carries an interest rate of 1.70%, and is repayable in full in Japanese Yen on June 30, 2006. The loan is secured by the equipment financed under the agreement.

As at December 31, 2004, the outstanding loan balance amounted to Yen 408,166,000 (CAD $4,782). The liability reported at December 31, 2004 includes interest expense accrued for the current year of $13 and payable at the end of the loan term.

9	PROVISION FOR SITE RESTORATION

Changes in the provision are as follows:

	Year Ended
	December 31, 2004	December 31, 2003

Provision at beginning of year	$7,564	$7,749
Additional provisions	327	—
Expenditures incurred	(1,640)	(2,855)
Costs recovered	457	2,670

Provision at end of year	$6,708	$7,564

The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs as at December 31, 2004.

Under a formal agreement, a pro rata share of site restoration costs incurred by the Company relating to the discontinuance of DS nickel production, is recovered from a third party.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

10	CAPITAL STOCK

a)	Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2004 and 2003 are as follows:

	2004		2003

Common Shares	Number	Stated Capital	Number	Stated Capital

Balance at beginning of year	78,073,386	$373,230	78,032,787	$373,128
Employee share purchase plan	28,785	135	40,599	102
Share offering	14,705,883	47,801	—	—
Stock options exercised	20,000	67	—	—

Balance at end of year	92,828,054	$421,233	78,073,386	$373,230

During 2004, 28,785 common shares were issued with respect to the Company’s employee share purchase plan at a weighted average price of $3.24. The value of these rights to acquire common shares of $42 was reclassified from contributed surplus to share capital.

In 2004, 20,000 options were exercised at an average price of $2.59, and $15 relating to the fair value of these options was reclassified from contributed surplus to share capital.

On August 4, 2004, the Company completed a $50,000 share offering. A total of 14,705,883 new common shares were issued at a price of $3.40. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds, after fees and expenses, amounted to $47,801.

b)	Stock-based compensation plans

Employee and Director stock option plan — The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for up to 10,750,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at the end of the year are cancelled.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

10	CAPITAL STOCK (continued)

A summary of the status of the Company’s stock option plans as at December 31, 2004 and 2003, and changes during the years ending on those dates is presented below:

	2004		2003
		Weighted		Weighted
		Average		Average
Stock Options	Number	Exercise Price	Number	Exercise Price

Outstanding at beginning of year	5,833,400	$8.71	5,665,599	$9.41
Granted	497,500	$3.61	427,800	$1.87
Exercised	(20,000)	$2.59	—	$—
Cancelled	(1,651,300)	$12.25	(259,999)	$12.62

Outstanding at end of year	4,659,600	$6.94	5,833,400	$8.71

The following table summarizes information about stock options outstanding as at December 31, 2004:

Options Outstanding					Options Exercisable
			Weighted
Range of		Number	Average	Weighted	Number	Weighted
Exercise		Outstanding	Remaining	Average	Exercisable	Average
Prices		Dec.31,2004	Contractual Life	Exercise Price	Dec.31, 2004	Exercise Price

$1 —	$6	2,302,200	5.1	$3.80	1,662,200	$4.03
$6 —	$15	1,787,403	4.5	$8.11	1,787,403	$8.11
>	$15	569,997	5.3	$15.93	569,997	$15.93

$1 —	$16	4,659,600	4.9	$6.94	4,019,600	$7.53

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. For the year ended December 31, 2004, corporate costs, research and development costs, and selling, general and administrative expenses include additional compensation expense relating to stock options totaling $1,210 (2003 — $942) with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.80% (2003 — 5.05%), an average life of 7.0 years and a volatility of 58.47% (2003 — 59.89%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Deferred share unit plan — The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at December 31, 2004, a liability of $954 (2003 — $782) has been accrued with respect to issued DSUs.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

10	CAPITAL STOCK (continued)

Restricted share unit plan — In 2004, the Company instituted a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in common shares or in cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $139 as at December 31, 2004.

Employee share purchase plan — Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period. The market value at the offering date of July 19, 2004 was $3.55 (July 21, 2003 — $2.36). At December 31, 2004 there were outstanding purchase arrangements with employees having an aggregate value of $363 (2003 — $389). During the year ended December 31, 2004, a total of 28,785 shares were issued under this Plan at an average price of $3.24 (2003 — 40,599 shares at $2.50).

Subsidiary stock-based compensation plans — The Company also maintains equity incentive plans for certain employees of its technology subsidiaries, Nucryst and iFire, under which, stock options have been granted representing 5.0% to 6.2% of the outstanding shares of the respective subsidiaries. Subsidiary stock options vest evenly over a three-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. No shares were issued by the Company in 2004 or 2003 with respect to these plans.

SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary or shares of the Company, at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $1,950.

Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR’s vesting period. As at December 31, 2004 and 2003, the liability was $Nil as the estimated market value of the subsidiaries’ SARs was less than their exercise price.

11	RESEARCH AND DEVELOPMENT FUNDING AGREEMENTS

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.

Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on December 31, 2007 and, as at December 31, 2004, represented approximately 0.5% of the current outstanding common shares of iFire. Under certain circumstances after December 31, 2004, TPC may put the warrants to iFire in consideration for their fair market value at that date or for a 0.255 percentage point increase in the royalty rate, at the option of iFire.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

11	RESEARCH AND DEVELOPMENT FUNDING AGREEMENTS (continued)

Contributions were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. Contribution claims totaling $5,997 were recorded in 2003. Of this amount, $5,204 was credited to research and development expense and $793 was credited to capital assets. The final contribution claims were recorded in the quarter ended September 30, 2003 and final payment received in the fourth quarter of 2003. As at December 31, 2003, the Company had received the maximum $30,000 eligible funding.

On January 1, 2003, the Company entered into a series of agreements with a third party whereby the third party agreed to reimburse iFire for a portion of the costs related to research and development projects of mutual interest to iFire and the third party. These agreements provide for reimbursement totaling USD $3.8 million to be paid quarterly between January 2003 and October 2006. These reimbursements are recorded as a reduction to research and development expenditures in the consolidated financial statements and amounted to $1,251 (2003 — $1,364). In the event that the Company enters into a Pilot Project Agreement with the third party, the third party will receive credit for the funding already provided to the Company.

12	GUARANTEES

In 2003, the CICA issued Accounting Guideline 14 “Disclosure of Guarantees” which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit. In the normal course of operations, the Company has issued letters of credit in the amounts of US $1,060 which expire on March 31, 2005. In Canadian dollars, these guarantees amounted to approximately $1,276 as at December 31, 2004.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results.

The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (Note 9).

13	PENSION PLANS

The Company maintains defined contribution pension plans for its employees. These plans which apply to employees in both continuing and discontinued operations were funded $602 during the year ended December 31, 2004 (2003 — $784).

In 2003, the Company wound up the defined benefit pension plan and purchased annuities for pensioners and remaining plan members. The cost of these annuities amounting to $2,792 was funded through plan assets valued at $2,648 and a contribution by the Company of $144.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

14	DERIVATIVE FINANCIAL INSTRUMENTS

With respect to its Ambeon Division, which was sold in January 2004 (Note 3), the Company hedged its exposure to contracted nickel sales, raw material purchases, and certain produced inventory which were at price risk, through the use of nickel forward contracts traded Over the Counter with counterparties under terms governed by the London Metal Exchange (“LME”) policies. Settlements were based on LME prices, unless other prices were negotiated. At December 31, 2004 there were no deferred gains or unrealized losses on these hedges (2003 — deferred gains of $101 and unrealized losses of $1,083 which were offset by unrecognized gains in physical inventory and raw material costs).

Unrealized commodity positions at December 31, 2004 were Nil tonnes (2003 — 186 tonnes).

From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. Gains are recognized upon realization, losses when identified, and both are included in interest income. At December 31, 2004 and December 31, 2003, there were no unrecognized gains or losses and no open foreign exchange contracts or open forward rate agreement contracts.

15	COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $17,987 (2003 — $1,315) and to future annual payments under operating leases as follows:

2005	2006	2007	2008	2009

$898	$771	$560	$555	$555

Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

16	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2004, a 1% decrease in interest rates would have reduced earnings before income taxes by $937 (2003 — $783). Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

16	FINANCIAL INSTRUMENTS (continued)

Foreign currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency and by forward exchange contracts.

Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and forward contracts. Cash and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.

17	EARNINGS PER SHARE

In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year Ended
	December 31, 2004	December 31, 2003

Weighted average number of common shares outstanding
— basic earnings per share	84,093,827	78,044,689
Effect of dilutive securities	255,254	130,654

Weighted average number of common shares outstanding
— diluted earnings per share	84,349,081	78,175,343

The impact of all dilutive securities on earnings per share is anti-dilutive as at December 31, 2004 and 2003.

18	SEGMENTED INFORMATION

The Company is managed using two operating segments, which have been determined based on the nature of the products produced: Nucryst Pharmaceuticals and iFire Technology. Discontinued operations are disclosed separately (Note 3).

The Nucryst Pharmaceuticals segment researches, develops and commercializes wound care products and pharmaceutical products based on noble metal nanocrystalline technology. The iFire Technology segment has developed a proprietary flat-panel full color solid state display technology with applications in both the large screen and small graphic display markets.

The accounting policies of the reportable segments are the same as those described in Note 2. Included in other non-cash assets of $8,770 at December 31, 2004 (2003 — $7,800) are assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments and assets available for sale.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

18	SEGMENTED INFORMATION (continued)

		Divisional	Depreciation		Non-cash
Year Ended		Income	and	Capital	Assets
December 31, 2004	Revenue	(Loss)	Amortization	Expenditures	Dec.31, 2004

Nucryst Pharmaceuticals	$31,907	$6,079	$1,128	$3,163	$17,476
iFire Technology	—	(27,884)	3,539	18,649	39,378
Other	334	(1,186)	1,055	1,620	8,770

	$32,241	$(22,991)	$5,722	$23,432	$65,624

			Depreciation		Non-cash
Year Ended		Divisional	and	Capital	Assets
December 31, 2003	Revenue	Loss	Amortization	Expenditures	Dec.31, 2003

Nucryst Pharmaceuticals	$16,212	$(2,014)	$892	$1,827	$12,556
iFire Technology	911	(20,054)	2,693	8,424	20,544
Other	162	(1,284)	1,416	132	7,800

	$17,285	$(23,352)	$5,001	$10,383	$40,900

All of Nucryst’s revenues are earned through a long-term exclusive licensing agreement with an international wound care company which expires in 2026. Nucryst exports manufactured products to this company for their resale in international markets.

19	SUBSEQUENT EVENTS

a)	In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2,200. Subsequently, the Company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.

The inactive subsidiaries were previously carried at nominal value and this transaction will result in the Company recording a dilution gain of approximately $2,200 in discontinued operations in the first quarter of 2005.

b)	On February 10, 2005, the Company sold this investment for net proceeds of approximately $11,500 and will record an additional gain on sale of investments of approximately $9,300 in the first quarter of 2005.

20	COMPARATIVE FIGURES

Certain 2003 figures have been reclassified to conform to the presentation of the current year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of the results of operations and financial condition for the years ended December 31, 2004 and December 31, 2003 was prepared as at February 10, 2005 and should be read in conjunction with the Consolidated Financial Statements and accompanying notes. Additional information relating to The Westaim Corporation is available on SEDAR at www.sedar.com and the Company’s website at www.westaim.com.

DESCRIPTION OF THE BUSINESS

The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into the fast growing sectors of the economy. The Company’s portfolio of business opportunities includes flat panel displays, anti-microbial wound care products and pharmaceutical products.

The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.

CONSOLIDATED RESULTS

OVERVIEW

For the year ended December 31, 2004, the Company reported a net loss of $25.2 million compared to a net loss of $35.4 million in 2003. The loss from continuing operations was $28.7 million in 2004 compared to $37.8 million in 2003. The Company reported income from discontinued operations of $3.6 million in 2004 compared to income from discontinued operations of $2.4 million in 2003. Revenues from continuing operations for the year ended December 31, 2004 were $32.2 million compared to $17.3 million in 2003.

The basic and diluted net loss per common share was $0.30 in 2004 compared to $0.45 in 2003. The basic and diluted net loss per common share from continuing operations was $0.34 in 2004 and $0.48 in 2003. The weighted average number of common shares outstanding was 84.1 million and 78.0 million in 2004 and 2003 respectively.

On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) for proceeds of $33.4 million. As a result, this business has been accounted for as a discontinued operation in 2003.

Continuing operations reflect the results of the Company’s subsidiaries, Nucryst Pharmaceuticals Corp. (“Nucryst”) and iFire Technology Inc. (“iFire”). Revenues increased 86.5% in 2004 reflecting higher milestone revenue, royalty payments and manufacturing revenue earned from Nucryst’s wound care products.

1

CONSOLIDATED RESULTS

OVERVIEW (continued)

A comparison of operating costs from continuing operations in 2004 compared to the prior year is as follows:

($millions)	2004	% of Revenue	2003	% of Revenue

Manufacturing	$8.7	26.9%	$5.9	34.4%
Selling, general and administrative	5.3	16.6%	3.8	22.1%
Research and development	35.5	110.1%	25.9	149.7%
Depreciation and amortization	5.7	17.7%	5.0	28.9%

	$55.2		$40.6

The increase in manufacturing costs reflects higher sales of wound care products at Nucryst. Manufacturing costs measured as a percent of revenue, before milestone payments, have improved by 4.6 percentage points as a result of increased volume, product mix and operating efficiencies. The increase in selling and administration costs primarily reflects the cost of strategic analysis of future pharmaceutical applications for Nucryst’s nanocrystalline silver technology. The increase in research and development expenses reflects higher spending at iFire compared to 2003 and increased expenditures relating to development of pharmaceutical products at Nucryst, discussed below. iFire also benefited from $5.2 million in funding from Technology Partnerships Canada (“TPC”) in 2003. All eligible research and development expenditures qualify for a 20% tax credit that can be utilized when the Company reaches a taxable position. No development costs were capitalized in 2004 and 2003.

Corporate expenses for the year ended December 31, 2004 were $7.4 million, down from $9.6 million in 2003, reflecting the impact of non-recurring costs in 2003 relating to a corporate reorganization and an initiative of the Board of Directors to maximize shareholder value.

Interest and foreign exchange income of $1.8 million in 2004 was significantly higher than the $0.7 million reported in 2003. This change reflects foreign exchange losses reported in 2003 resulting from a strengthening Canadian dollar, partially offset by lower interest income in 2004 resulting from lower average interest rates in 2004. Loss on disposal of assets reflects losses on the disposal of assets no longer in use, primarily at iFire.

Future income tax expense, a non-cash item in continuing operations, was $Nil in 2004 compared to $4.7 million in 2003. The reduction in the tax amount in 2004 reflects the impact of the sale of Ambeon.

The net loss in the fourth quarter of 2004 of $10.6 million was $7.3 million lower than the same period in 2003. This improvement primarily reflects better operating results of $2.0 million at Nucryst in 2004 and future income tax expenses of $4.5 million in the fourth quarter of 2003.

OPERATIONS

Performance Measures

As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company develops comprehensive long-range plans and annual plans for each business segment with a view to maximizing long-term shareholder value. The success of each business unit is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding developing new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and

2

CONSOLIDATED RESULTS

OVERVIEW (continued)

measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.

Continuing Operations

The Company’s business plans, and related measurements of performance against plan, are designed to ensure that the Company’s capital and human resources are focused on maximizing return on investment.

The Company’s operations are organized into two high-potential emerging technology businesses – iFire and Nucryst. The Company’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.

• iFire Operations

iFire, based in Toronto, Ontario, has developed a proprietary flat panel display with solid state, thick-film dielectric electroluminescent (“TDEL”) technology with primary application in the fast-growing large screen TV market. For 30 to 39-inch screens, the Company believes that in high-volume production, iFire™ displays will have a 30% to 50% cost advantage over other flat panel technologies due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps compared with liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or vacuum (as with the cathode ray tube), making it inherently rugged and less susceptible to shock, vibration and breakage. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that is associated with PDP and LCD, resulting in lower capital investment, higher manufacturing yield and reduced production cost. In addition, iFire™ displays feature full colour, rapid video response, unrestricted viewing angles and a wide operating temperature range.

In 2004, iFire continued to improve performance on its prototype 17-inch and 34-inch displays using its simplified flat panel manufacturing process, Colour-By-Blue™. iFire continues to make further technical improvements to its displays as measured in colour, brightness, lifetime and electronics. In the second quarter of 2004, iFire demonstrated a high-definition 34-inch prototype flat panel television to industry peers at the annual Society for Information Display conference. In the third quarter of 2004, iFire began construction of a $46 million pilot production plant at its Toronto facility. Pilot production of 34-inch displays is expected to commence in late 2005.

In March 2003, iFire entered into a non-exclusive joint development agreement with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan for commercial production of mid-30-inch screen size flat panel television modules. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. Back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are being performed by iFire at its facility in Toronto.

In January 2004, iFire entered into a Yen 1.08 billion (approximately $13 million) loan agreement with DNP to partially fund the construction of a pilot production facility in Toronto. It is the expectation of iFire that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production. As at December 31, 2004, Yen 408.2 million ($4.8 million) has been drawn on this loan facility.

3

CONSOLIDATED RESULTS

OPERATIONS (continued)

In 2002, iFire entered into a non-exclusive technology collaboration agreement with Sanyo Electric Company Ltd. (“Sanyo”) to provide research and development expertise to iFire. As part of this agreement, Sanyo provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $1.3 million in 2004 and $1.4 million in 2003. Total funding is expected to amount to US $3.8 million over 4 years.

The pilot manufacturing facility currently under construction is being partially funded through the loan agreement signed in January 2004 with DNP. Remaining capital costs for the pilot production plant will be funded through further partnership agreements or internal Company resources. Pilot manufacturing is the first step toward volume production which is planned for early 2007 in conjunction with industry partners.

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under the agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30 million. In exchange, iFire agreed to pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire. Contributions from TPC were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire, as determined by the nature of the expenditure being funded. Under this arrangement, in 2003 iFire received $6.0 million, the final balance of the total $30 million funding.

The impact of the TPC funding on the operating results of the iFire business segment is summarized below:

	Operating Expenses			Capital Expenditures
($millions)	2004	2003	2002	2004	2003	2002

Expenses — iFire	$27.9	$26.2	$29.2	$18.6	$9.2	$3.9
TPC funding	—	5.2	8.0	—	0.8	1.0

Net expenses — iFire	$27.9	$21.0	$21.2	$18.6	$8.4	$2.9

In 2000, iFire entered into a strategic partnership with TDK Corporation (“TDK”). The transaction included the purchase of a 2.5% equity investment in iFire, an up-front license fee of $11.8 million for the non-exclusive right to use iFire’s proprietary technology to manufacture flat panel displays under 12-inches in size and ongoing royalty payments on future sales of displays manufactured by TDK using iFire technology. In 2004, TDK made a strategic decision to discontinue investment in the commercialization of small graphic displays using iFire technology and in December 2004, the license agreement was terminated. iFire repurchased the shares owned by TDK for nominal consideration and Westaim purchased substantially all of the TDK-developed intellectual property related to the technology for $3.0 million.

• iFire Financial Results

The net loss of iFire for the year ended December 31, 2004 was $27.9 million compared to $20.1 million in 2003. Revenues were $Nil in 2004 compared to $0.9 million in 2003 as final deferred revenues were recognized from the licensing agreement with TDK. Total expenses for research and development including depreciation, and before TPC funding, were $27.9 million in 2004 compared to $26.2 million in 2003. Approximately 50% of iFire’s expenses arise from salaries and wages of research and development staff.

4

CONSOLIDATED RESULTS

OPERATIONS (continued)

Capital spending amounted to $18.6 million in 2004 compared to $9.2 million (before TPC funding) in 2003. This increase primarily related to the commencement of construction of the pilot manufacturing facility.

As at December 31, 2004, iFire had drawn down Yen 408.2 million ($4.8 million) on the DNP loan facility. The remaining availability on this facility of Yen 671.8 million (approximately $8.2 million) will be drawn down throughout 2005 with the principal and interest payable on June 30, 2006.

• iFire Outlook

The 2005 outlook for iFire is to see increases in research and development expenditures before depreciation of approximately 30% compared to 2004, reflecting the commencement of pilot manufacturing and capital expenditure investments in the range of $30 million relating to the pilot manufacturing facility. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large format display products and sharing in the future development and capital costs of a large scale manufacturing facility.

• Nucryst Operations

Nucryst researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology.

Wound Care Products — Acticoat™ Burn Dressings and Acticoat 7™ Antimicrobial Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”) under which Smith & Nephew acquired an exclusive global license to the Nucryst antimicrobial coating technology for wounds, together with Nucryst’s U.S. and Canada Acticoat™ burn dressing business. Nucryst continues to manufacture Acticoat™ products for Smith & Nephew and receives revenue plus royalty payments and milestone payments based on Smith & Nephew’s global sales. To the end of 2004, Nucryst had earned US $14.0 million of a potential US $56.5 million in milestone payments. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.

Nucryst’s wound care earnings continued to grow in 2004 as indicated in the table below. Revenue from licensing and manufacturing in 2004 was $18.9 million compared to $11.6 million in 2003. Total sales to end users of Acticoat™ products has increased by approximately 50% year-over-year in each of the past three years with Smith & Nephew now selling Acticoat™ products in 30 countries. Manufacturing costs as a percentage of operating revenue, excluding milestones, improved 4.6 percentage points to 48.3% in 2004 compared to 52.9% in 2003, primarily as a result of increased volume, lower raw material costs, product mix and operating efficiencies.

Cash flow generated from the wound care products of Nucryst will continue to be used to partially fund the significant cash requirements related to the development of pharmaceutical products.

Pharmaceutical Products — When used commercially on ActicoatTM dressings, Nucryst’s proprietary nanocrystalline silver coatings have proven safe for use by humans and have demonstrated their efficacy as a barrier to infection. Nucryst is now planning to develop drugs based on customized formulations of its patented nanocrystalline technology. Nucryst’s Rx nanocrystals appear to have two very important therapeutic effects: broad-spectrum antimicrobial activity and anti-inflammatory activity. This dual activity could be useful for treating a wide range of diseases. Pre-clinical work by Nucryst has pointed to two broad areas: dermatological and respiratory diseases. In both these areas, the Company sees new product opportunities.

5

CONSOLIDATED RESULTS

OPERATIONS (continued)

In 2003, Nucryst filed an Investigational New Drug (“IND”) application with the US Food and Drug Administration (“FDA”) for its first dermatology drug, NPI 32101, a topical form of Nucryst’s proprietary silver Rx nanocrystals and completed Phase 1 clinical studies. In September 2004, Nucryst announced the results of the Phase 2a clinical study of NPI 32101 in a cream formulation in patients with mild to moderate atopic dermatitis. This double-blind, randomized, placebo-controlled study in 224 adult patients involved 23 clinical sites across the United States. Patients were treated twice daily for a six-week period with one of two concentrations of NPI 32101, 0.5% and 1.0%, in a cream formulation or with the vehicle alone. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the signs and symptoms of atopic dermatitis.

Efficacy in this study was assessed using three commonly-used statistical methods. Using the intent-to-treat analysis (including all randomized patients who had at least one post-treatment efficacy assessment) with last observation carried forward method, statistical significance was not met in investigator overall assessment of disease improvement. However, statistical significance was achieved with 1.0% NPI 32101 compared to vehicle using intent-to-treat patients who completed six weeks of treatment method (i.e. without last observation carried forward data imputation method). In addition, in patients who completed the study in accordance with the protocol (the per protocol completers method), statistical significance was achieved with 1.0% NPI 32101. NPI 32101 was well tolerated and there were no serious adverse events. Any adverse events reported were not unusual for a topical drug and did not occur with a greater statistical frequency than was observed in the vehicle group. For example, application site reactions occurred in 11.4%, 10.3% and 15.7% in the vehicle, 0.5% and 1.0% creams, respectively. Additional studies will continue to be conducted to more fully understand the safety profile of NPI 32101.

Findings in this study provided Nucryst with important guidance to optimize the product, protocol and study design for future clinical trials. Using information obtained from these results, Nucryst plans to design and conduct additional clinical studies in order to prepare for the next Phase 2 clinical trial and the larger Phase 3 clinical trials of NPI 32101. Phase 3 trials, which involve hundreds of patients in numerous clinical centers, normally take a year or more to complete. If favorable results are achieved, Nucryst anticipates submitting a New Drug Application to the FDA in the 2009 timeframe.

Nucryst’s pharmaceutical expenses increased by 41.6% from 2003 to 2004 reflecting the increased costs relating to research on dermatological pharmaceuticals and the initial clinical trials.

• Nucryst Financial Results

Nucryst’s net income for the year ended December 31, 2004 was $6.1 million compared to a loss of $2.0 million in 2003. Revenues for the year ended December 31, 2004 were $31.9 million compared to $16.2 million in the prior year. Revenues in 2004 benefited from two milestone payments totaling $13.0 million (US $10.0 million) from Smith & Nephew relating to the achievement of two sales targets in 2005. Revenues in 2003 benefited from a one-time payment of $4.6 million (US $3.0 million) from Smith & Nephew following the achievement of a regulatory milestone.

6

CONSOLIDATED RESULTS

OPERATIONS (continued)

The financial results of Nucryst are as follows:

	2004	2003	2002

Wound care product related revenue	$18.9	$11.6	$8.3
Milestone revenue	13.0	4.6	—

Total wound care revenue	$31.9	$16.2	$8.3

Wound care contribution	$20.0	$7.8	$0.4
Pharmaceutical product development costs (including general and administrative expenses)	(13.9)	(9.8)	(7.4)

Nucryst income (loss)	$6.1	$(2.0)	$(7.0)

Capital spending totaled $4.2 million in 2004 compared to $1.8 million in 2003 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. The success of the Acticoat™ product line has resulted in the need to further increase production capacity at Nucryst’s Fort Saskatchewan facility. Nucryst is currently adding a production line to this facility which will be operational by the end of 2005 and will increase capacity by approximately 65%. The total cost of this capital project is approximately $7.1 million. The Company anticipates that additional expansion may be required in 2006 to meet projected sales growth. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan.

• Nucryst Outlook

The outlook for Nucryst is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded in the United States, Europe and other markets by Smith & Nephew. Increases in these revenues will be offset by lower milestone revenue. Two milestone payments were received in 2004, while one is expected to be earned in 2005. Research and development expenditures will increase in 2005 as Nucryst expands clinical and pre-clinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. As a result, Nucryst is expected to have net operating losses in 2005.

Discontinued Operations

• Ambeon

On January 29, 2004, the Company sold its Ambeon division for net proceeds of $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high potential technologies, iFire and Nucryst.

Under new Canadian Generally Accepted Accounting Principles (“GAAP”) introduced in 2003, all expected future losses and estimated shutdown and asset disposal costs relating to discontinued operations are no longer accrued, but are reported in the period in which they occur. As a result, the gain from the sale of Ambeon of $5.4 million was reported in the first quarter of 2004 and discontinued operations costs totaling $1.9 million relating to the restructuring of the Company as a result of the sale of Ambeon were reported in the quarters in which they occurred in 2004. Future costs related to the sale of Ambeon are expected to be nominal. In accordance with GAAP, all Ambeon assets were reported as current assets available for sale at December 31, 2003.

7

CONSOLIDATED RESULTS

OPERATIONS (continued)

Ambeon had operations in Fort Saskatchewan, Alberta and the United Kingdom, and developed, manufactured and sold coating materials and products for customers in the aerospace, electronics, catalyst and other markets. The segment earnings from Ambeon operations for the year ended December 31, 2003 were $3.0 million on revenue of $30.1 million. Capital spending totaled $1.7 million in 2003.

• Coinage Division and Ethylene Coatings business

In May 2002, the Company announced its intention to close its Coinage division and its Ethylene Coatings business. As a result, these businesses were accounted for as discontinued operations. Operations in the Coinage Division were discontinued in July 2002 and operations in the Ethylene Coatings business were discontinued in February 2003. The manufacturing warehouse and office facility of the Ethylene Coatings business is reported as a long-term asset available for sale in the Company’s consolidated financial statements.

All expected future losses from these businesses were included in the net loss from discontinued operations recorded in 2002. The remaining accrued liabilities relating to these businesses amounted to $0.8 million at December 31, 2004 compared to $1.3 million at December 31, 2003. Details of the financial impact of discontinued operations are disclosed in Note 3 to the 2004 Audited Consolidated Financial Statements.

INVESTMENTS

The carrying value of the Company’s investments at December 31, 2004 of $0.5 million has not changed from December 31, 2003. It is Management’s belief that the realizable value of these investments exceeds their current carrying value.

INVENTORY

The Company’s inventories were $3.6 million at December 31, 2004 compared to $2.6 million at December 31, 2003. This inventory is related primarily to Nucryst’s operations and represents raw materials, work in progress and finished goods of its wound care products.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2005 business plan indicates that the Company will have sufficient cash and short-term investments to fund its pharmaceutical product developments at Nucryst and flat screen commercialization plans at iFire.

At December 31, 2004, the Company had cash, cash equivalents and short-term investments of $101.1 million compared to $68.1 million at December 31, 2003. This improvement in liquidity of $33.0 million is primarily the result of financing initiatives discussed below, including the sale of Ambeon in January 2004, the common share offering in August 2004, and the DNP loan funding in November 2004. These three initiatives provided approximately $83.3 million in cash to the Company. Cash used in continuing operations amounted to $21.5 million compared to $24.7 million in 2003, reflecting stronger results at Nucryst. Discontinued operations used $1.8 million compared to providing cash of $3.2 million in 2003. 2003 discontinued operations included the operating results of the Ambeon division.

8

LIQUIDITY AND CAPITAL RESOURCES (continued)

The sale of Ambeon in January 2004 provided the Company with immediate proceeds of $30.6 million. A further $2.8 million from the Ambeon sale is held in escrow and will be released as certain conditions are met in 2005 and 2006.

On August 4, 2004, the Company completed a $50.0 million common share offering. A total of 14,705,883 new common shares were issued at a price of $3.40 per share. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds after fees and expenses amounted to $47.8 million. The net proceeds of this offering are being used to finance the construction of the iFire flat panel display pilot production facility.

Capital expenditures for continuing operations of $23.4 million in 2004 were $13.0 million higher than the same period in 2003. As discussed earlier, the Company commenced major capital projects in both iFire and Nucryst. In relation to these projects, the Company has outstanding purchase commitments amounting to approximately $18.0 million as at December 31, 2004. Capital expenditures in 2006 could increase to as much as $200 million if iFire constructs a large scale flat screen production facility.

DIVIDENDS

No dividends were paid in 2004 or 2003. The Company’s current policy is to retain its cash reserves to finance capital projects and business growth.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are disclosed in Note 2 to the 2004 Audited Consolidated Financial Statements.

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by Management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Research and Development Costs — Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2004 and 2003, no development costs should be deferred and amortized.

Site Restoration Costs — Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.

Effective January 1, 2004, the Company adopted Section 3110 “Asset Retirement Obligations” of the Canadian Institute of Chartered Accountants (“CICA”) Handbook which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs.

9

CRITICAL ACCOUNTING POLICIES (continued)

Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.

Income Taxes — The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.

Stock Based Compensation — Canadian GAAP requires that effective January 1, 2004, the fair value method of accounting for stock options be recognized in the financial statements. It provides for alternate methods of implementation and the Company has elected to apply the provisions retroactively with restatement of prior years. As a result, the cumulative compensation cost of options issued during 2002, using the Black-Scholes option pricing model, was charged to deficit with a corresponding increase to contributed surplus at January 1, 2003. Quarterly results for 2003 were restated to reflect the expense related to options issued in 2002 and 2003. The Company has determined that electing this method of applying the new rules had the most conservative impact on its financial results.

For U.S. GAAP, the Company will continue to measure compensation expense using the intrinsic value based methodology for stock options granted to directors and employees and provide pro forma disclosure of compensation expense for all outstanding options issued by the Company as if the fair value methodology had been applied.

CHANGES IN ACCOUNTING POLICIES IN 2005

Variable Interest Entities — The Company will adopt the “CICA” guidelines on the consolidation of variable interest entities (VIEs) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company will be required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The Company does not expect that the implementation of this guideline will have an impact on its operating results or financial position.

ENTERPRISE RISK MANAGEMENT

The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. The Company reduces this risk by investing in multiple technologies and product lines but these risks could have a material adverse impact on the Company’s business prospects, financial condition, and results from operations.

10

ENTERPRISE RISK MANAGEMENT (continued)

RISKS AND UNCERTAINTIES

Westaim may be unable to develop commercially viable products.

Some of the Company’s products, such as iFire’s flat panel television displays, are still in the developmental stage. The Company will likely continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the Company will achieve the level of market penetration that it expects. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.

Some of the Company’s proposed products, such as medical devices and pharmaceutical products, will require regulatory approval before the Company is allowed to sell them. The Company expects the regulatory approval process to be lengthy and expensive and the Company will have the burden of proving that its products are safe and effective or that, if satisfied, would cause its products to become prohibitively expensive. There is no assurance that the Company will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to the Company. Regulatory requirements imposed on its products could limit the Company’s ability to test, manufacture and commercialize its products.

If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.

A commitment of substantial resources by the Company and its collaborators to conduct research and development, construct pilot or large scale manufacturing facilities and conduct clinical studies will be required to successfully commercialize products under development. The Company completed a $50.0 million common share offering in 2004 and believes that its current financial position is strong. Nevertheless, the Company believes that the flat panel television display, medical products and pharmaceuticals businesses, may grow extremely rapidly and the Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, fund clinical studies, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities. If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.

The commercial potential of the Company’s products depends upon certain issues regarding pricing, production costs and medical reimbursement.

The Company’s ability to commercialize iFire’s flat-screen technology successfully will depend in part on its ability to price its products at a point that will generate consumer demand, while allowing for an adequate profit margin. The Company believes that its product can be produced at costs lower than other flat-screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable. There is no assurance that the Company’s present cost estimates for its manufacturing facilities will be valid at the time that those facilities are constructed.

The Company’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third party coverage will be available for the Company to realize an appropriate return on its investment in product development.

11

ENTERPRISE RISK MANAGEMENT

RISKS AND UNCERTAINTIES (continued)

Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.

The Company’s ability to successfully develop, manufacture and market its current and proposed products will depend, to a large extent, on its ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company has not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will it necessarily be able to do so in the future. The Company may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company does enter into a partnership or joint venture, it may suffer losses if the partner becomes insolvent or otherwise fails to meet its obligations to the Company.

Westaim’s products may become technologically obsolete.

The Company competes, and intends to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat-screen television monitor markets. The Company’s current and future products may be quickly rendered obsolete and unmarketable. The Company will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.

Westaim is developing products for highly competitive markets.

The Company faces, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. The Company’s competitors may produce more technologically-advanced products, at a lower cost, than the Company is capable of producing. Competition may cause the Company to lose market share and may reduce profit margins on any products that it is able to sell.

Westaim may be unable to protect its intellectual property.

In order to succeed, the Company will need to prevent its intellectual property from being misappropriated by third parties. To protect its intellectual property, the Company relies primarily on its confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company conducts, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company has chosen may fail to adequately prevent misappropriation of its intellectual property.

The Company cannot provide assurance that it will succeed in obtaining new patents; that it will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties.

Even if the Company is able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.

Westaim may become involved in expensive intellectual property or product liability litigation.

The Company may be required to commence litigation to enforce its intellectual property rights. Others may claim that it has infringed upon their intellectual property rights and commence litigation against the Company. The

12

ENTERPRISE RISK MANAGEMENT

RISKS AND UNCERTAINTIES (continued)

Company believes that it will be subject to an increasing number of infringement claims as it begins to produce more products in more industries.

Some of the Company’s existing and proposed products, such as its medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:

—	these types of products are extremely complex and the Company may fail to discover product faults, despite its best efforts to do so;

—	these types of products will interact with very complex biological and man-made systems and the Company’s products may interact with these systems in harmful ways that it was unable to anticipate, despite its best efforts to do so; and

—	because these products may be used by a large number of people, if the Company’s products do cause harm, it may be exposed to a large number of claims for damages.

The Company has tried to protect itself against product liability litigation by including limitation of liability provisions in some of its sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company in all circumstances, nor can the Company provide assurance that any of these provisions will be held to be enforceable by the Courts.

The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

Westaim may be unable to retain the required highly skilled people.

The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.

Westaim is subject to certain risks because of the international character of its business.

The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2004 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.

The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.

13

ENTERPRISE RISK MANAGEMENT

RISKS AND UNCERTAINTIES (continued)

Volatility of Share Price

Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.

The price of the common shares may be volatile even though there have been no material changes in the Company’s business or finances. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of technology companies frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against the Company could result in substantial costs, divert management’s attention and resources and harm the Company’s financial condition and results of operations.

ENVIRONMENTAL MATTERS

The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.

The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.

The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.

The provision for site restoration decreased by $0.9 million in 2004 to $6.7 million. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company spent $1.6 million in 2004, of which, $0.5 million was recovered from a third party. The Company expects to spend only nominal amounts in future years unless a plant site is decommissioned.

MARKET FOR SECURITIES

The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol WED and on NASDAQ under the symbol WEDX.

14

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2004 and February 10, 2005, there were 92,828,054 common shares outstanding. There were no preferred shares outstanding at December 31, 2004 and February 10, 2005.

The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,750,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. As at December 31, 2004 and February 10, 2005, there were 4,659,600 options outstanding.

CONTRACTUAL COMMITMENTS

($000)	Payments due by Period
		Less than	1 — 3	3 — 5	More than
As at December 31, 2004	Total	1 Year	Years	Years	5 Years

Long-term debt	$4,782	$—	$4,782	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	3,339	898	1,886	555	—
Supplier purchase obligations	25,676	25,676	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet	—	—	—	—	—

	$33,797	$26,574	$6,668	$555	$—

MANAGEMENT’S RESPONSIBILITY

The Management of the Company is responsible for the accuracy of the information disclosed in the Management’s Discussion and Analysis. Management ensures that the Company has appropriate information systems, procedures and controls to ensure that information used internally by Management and disclosed externally is complete and reliable. The interim and annual Management’s Discussion and Analyses are also reviewed and approved by the Audit Committee of the Company’s Board of Directors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain financial information for the Company for 2002 to 2004:

	Year Ended	Year Ended	Year Ended
($000, except per share data)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Revenue from continuing operations	$32,241	$17,285	$12,627
Loss from continuing operations	(28,731)	(37,800)	(39,737)
Loss per common share from continuing operations — basic and diluted	(0.34)	(0.48)	(0.51)
Net loss	(25,177)	(35,440)	(50,389)
Net loss per common share — basic and diluted	(0.30)	(0.45)	(0.65)
Total assets	172,263	144,906	184,183
Total long-term debt	4,795	—	—
Dividends declared	—	—	—

As disclosed in Note 3 to the audited consolidated financial statements, and discussed in this MD&A, the Ambeon business segment has been accounted for as a discontinued operation in 2003. Information for 2002 has been restated accordingly.

In 2002, the Company made the decision to close the Coinage Division and to divest or shut down the Ethylene Coatings business. Accordingly, the results of these operations and the cost of shutdown have been accounted for on a discontinued basis.

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SUBSEQUENT EVENTS

In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2,200. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.

The inactive subsidiaries were previously carried at a nominal value and this transaction will result in the Company recording a dilution gain of approximately $2,200 recorded in discontinued operations in the first quarter of 2005. On February 10, 2005, the Company sold its investment for net proceeds of approximately $11,500 and will record an additional gain on the sale of investment of approximately $9,300 in the first quarter of 2005.

QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2004	2004	2004	2004

Revenue from continuing operations	$10,721	$4,923	$10,501	$6,096
Loss from continuing operations	(3,178)	(12,667)	(2,487)	(10,399)
Loss per common share from continuing operations
— basic and diluted	(0.04)	(0.16)	(0.03)	(0.11)
Net Income (Loss)	1,008	(13,071)	(2,514)	(10,600)
Net income (loss) per common share — basic and diluted	0.01	(0.17)	(0.03)	(0.11)

	Q1	Q2	Q3	Q4
($000, except per share data)	2003	2003	2003	2003

Revenue from continuing operations	$7,638	$2,683	$3,370	$3,594
Loss from continuing operations	(3,531)	(9,140)	(8,135)	(16,994)
Loss per common share from continuing operations
— basic and diluted	(0.05)	(0.12)	(0.10)	(0.22)
Net loss	(1,211)	(8,280)	(8,035)	(17,914)
Net loss per common share — basic and diluted	(0.02)	(0.11)	(0.10)	(0.23)

The results of operations of the Ambeon business segment have been accounted for as discontinued operations.

Revenues, loss from continuing operations and net loss were favourably impacted by the reporting of milestone revenues in Nucryst of US $5.0 million in the first quarter of 2004, US $5.0 million in the third quarter of 2004, and US $3.0 million in the first quarter of 2003.

The gain on sale of Ambeon of $5.4 million was included in net income in the first quarter of 2004.

Forward-looking Statements

This Report contains forward-looking statements including the outlook for Nucryst and iFire. The words “may”, “should”, “would”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “project” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning expected progress in the Company’s technology businesses; return on the Company’s technology investments; results of the Company’s business plans in relation to costs and financial resources including cash; the expected tax treatment of transactions; the impact of changes in accounting policies on operating results or financial position; product development and performance; the role to be played by or the contribution expected from the present and future technology collaboration partners of iFire Technology Inc. (“iFire”); applications for and effectiveness of technology and products; future costs related to the sale of the Ambeon business; the anticipated release of escrowed cash from the sale of the Ambeon business; estimates for valuing assets and liabilities; future site restoration and remediation costs and environmental compliance costs; expected product cost advantages

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of iFire, particularly in regard to existing flat panel display technologies; production capacity and yield of manufacturing facilities; production schedules; research and development costs; the expected commencement or completion dates of new facilities for iFire and Nucryst Pharmaceuticals Corp. (“Nucryst”) and resulting production capacity increases; projected dates and capital requirements for iFire pilot manufacturing of flat panel displays and production of product quality displays and panels; estimated iFire production costs and capital requirements for manufacturing facilities; sales growth; estimates and expectations regarding the start and completion of clinical trials by Nucryst; Nucryst’s development of new products, completion of associated clinical trials, and the submission of FDA applications within any particular timeframe; opportunities and demand for Nucryst’s present and future products; global sales trends for ActicoatTM; Nucryst’s sales, receipt of milestone payments, revenue and profitability; and Nucryst’s deployment of cash flow to technology development for the introduction of new products. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Forward-looking statements are not guarantees of future performance, they involve significant risks, uncertainties and assumptions, and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) unexpected obstacles in developing iFire or Nucryst technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing the iFire and Nucryst facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of our competitors and technological developments that diminish the attractiveness of our products; (viii) general industry and market conditions and growth rates; and (ix) the risks described above under “Risks and Uncertainties”. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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